UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

For the Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-12487

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST STATE BANCORPORATION EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST STATE BANCORPORATION

7900 Jefferson NE

Albuquerque, NM 87109

REQUIRED INFORMATION

Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits, Year ended December 31, 2007

Notes to Financial Statements, December 31, 2007 and 2006

Supplemental Schedule:

Schedule 1 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2007

Exhibit:

23 – Consent of KPMG LLP, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, as Plan Administrator and Trustee, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST STATE BANCORPORATION

Date: June 27, 2008	By:	/s/ H. Patrick Dee
H. Patrick Dee
Executive Vice President and Chief Operating Officer

EXHIBIT INDEX

Exhibit	Description
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Trustee

First State Bancorporation

    Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the First State Bancorporation Employee Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Albuquerque, New Mexico

June 26, 2008

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments (notes 4 and 5)	$15,375,531	16,025,121
Noninterest-bearing cash (note 5)	248,314	216,429
Receivables:
Employer’s contribution	4,265	—

Total assets	15,628,110	16,241,550

Liabilities:
Accrued expenses	—	13,723

Total liabilities	—	13,723

Net assets available for benefits	$15,628,110	16,227,827

See accompanying notes to financial statements.

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions to net assets available for benefits attributed to:
Contributions:
Employee contributions	$2,508,621
Employer contributions	854,845
Employee rollovers	277,021

3,640,487

Investment income:
Interest income	31,912
Dividend income	255,656
Net depreciation in fair value of investments (note 4)	(2,558,917)

(2,271,349)

Total additions	1,369,138

Deductions from net assets available for benefits attributed to:
Benefits paid	(1,804,030)
Administrative expenses	(164,825)

Total deductions	(1,968,855)

Net decrease	(599,717)
Net assets available for benefits, beginning of year	16,227,827

Net assets available for benefits, end of year	$15,628,110

See accompanying notes to financial statements.

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

The following is a summary of the provisions of the First State Bancorporation Employee Savings Plan (the Plan). First State Bancorporation (the Company) sponsors the Plan. The Company serves as the administrator and trustee of the Plan. As trustee, the Company has engaged Nationwide Trust Company, FSB (Nationwide) as custodian of the Plan’s assets invested in mutual funds and a money market fund. Nationwide holds these assets and disburses benefits due to participants. The Company holds the Plan’s assets invested in the Company’s common stock and the noninterest-bearing checking account. The Company has engaged Pattison Pension Specialists (Pattison) to maintain detailed accounting records regarding individual participant accounts. Pattison submits a detailed accounting of participants’ balances to both the Company and the individual participants at the end of each calendar quarter and at plan year-end. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of the Company who have completed three months of service and have attained the age of 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All investments of the Plan are directed by the participants.

(b)	Contributions

Each year, participants may contribute any percentage of their pretax annual compensation, as defined in the plan document. However, the Internal Revenue Service (IRS) limits individual participant contributions to $15,500 for the year ended December 31, 2007, which is exclusive of any catch-up contributions that may be permitted. In 2007, the IRS permitted catch-up contributions for participants age 50 or older of $5,000. The Company provides a matching contribution equal to 50% of the portion of the participant’s elective deferral, which does not exceed 6% of the participant’s annual compensation. Additional amounts may be contributed to the Plan at the option of the Company’s board of directors. No additional amounts were contributed for the year ended December 31, 2007. All Company contributions are invested in accordance with the participant’s applicable investment elections.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, as defined in the plan document. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

(d)	Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s matching and any discretionary contributions is based on years of service. A participant is not vested in Company contributions until they have obtained three years of credited service, at which time the participant becomes fully vested.

(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(e)	Payment of Benefits

On termination of service due to death, disability, retirement, or other reason, participants with vested interests below $5,000 are paid a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Participants with vested interests in excess of $5,000 may elect to (i) maintain their vested interest in his or her account or (ii) receive benefits as a single lump-sum payment or as installments over a certain defined period not to exceed the participant’s life expectancy.

(f)	Forfeited Accounts

During 2007, forfeited accounts totaling $938 were used to reduce employer contributions. At December 31, 2007 and 2006, there were $7,762 and $67,800 of unallocated forfeited accounts, respectively.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in those net assets during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds and shares of the Company’s common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The money market fund is stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(d)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company, but are first offset against any participant forfeitures. Expenses of the Company paid by forfeitures were $93,019 in 2007. Additional administrative expenses of $71,806 were paid by the Plan.

(e)	Benefit Payments

Amounts distributed to participants are recorded when paid.

(f)	Impact of New Accounting Standards and Interpretations

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have any impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the statement of net assets.

(3)	Income Tax Status

The IRS has determined and informed the Company by a favorable determination letter dated November 11, 2002 that the Plan is qualified, and the trust established under the Plan is tax exempt, under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC and, therefore, is exempt from income taxes.

(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(4)	Investments

The following investments represent 5% or more of net assets available for benefits at December 31:

	2007	2006
Mutual funds:
Dreyfus Premier Core Bond Fund A	$1,047,671	895,681
Nationwide S&P 500 Index Fund	858,433	—
Oppenheimer Global Fund A	1,081,351	1,020,433
Thornburg Value Fund Cls I	1,312,735	1,178,781
American Funds Growth Fund of America R3	1,606,371	1,202,312
VanKampen Growth and Income Fund A	1,574,877	1,612,241
Oppenheimer International Growth Fund A	1,132,209	—
Oppenheimer Main St Small Cap Fund A	782,377	—
First State Bancorporation common stock	4,145,745	6,302,819

During the year ended December 31, 2007, the Plan’s investments including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows:

First State Bancorporation common stock	$(2,966,313)
Mutual funds	407,396

$(2,558,917)

(5)	Related-Party Transactions

As of December 31, 2007 and 2006, the Plan held shares of the Company’s common stock. In 2007 and 2006, the Plan received dividends from this common stock of $95,352 and $75,414, respectively. The Plan also held a noninterest-bearing checking account with the Company in 2007 and 2006. At December 31, 2007 and 2006, the balance in this account was $248,314 and $216,429, respectively.

Certain of the Plan’s investments in mutual funds and the money market fund are managed by the custodian, Nationwide. This relationship is considered a party in interest.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

(Continued)

The Plan provides the participants the ability to invest in various mutual funds, which may, in turn, invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, and could potentially include securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan has a concentration of investments in First State Bancorporation common stock. Changes in the value of this common stock could materially impact the net assets available for benefits due to this concentration. The last reported sale price of First State Bancorporation common stock on December 31, 2007 was $13.90. As of June 25, 2008, the last reported sale price of First State Bancorporation common stock was $6.48.

(7)	Reconciliation of Financial Statements to Form 5500

As of December 31, 2007, the Plan had $34,663 of pending distributions to participants who elected to withdraw from the Plan during the year ended December 31, 2007. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits.

The following table reconciles amounts per the financial statements to the Form 5500 to be filed by the Company as of and for the year ended December 31, 2007:

	Benefits payable to participants	Benefits paid to participants	Net decrease in net assets available for benefits	Net assets available for benefits
Per financial statements	$—	1,804,030	(599,717)	15,628,110
Reversal of 2006 pending distributions	—	(4,906)	4,906	—
2007 pending distributions	34,663	34,663	(34,663)	(34,663)

Per Form 5500	$34,663	1,833,787	(629,474)	15,593,447

The following table reconciles amounts per the financial statements to the Form 5500 as filed by the Company as of December 31, 2006:

	Benefits payable to participants	Net assets available for benefits
Per financial statements	$—	16,227,827
2006 pending distributions	4,906	(4,906)

Per Form 5500	$4,906	16,222,921

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(e) Current value
	Dreyfus Premier Core Bond Fund A	Mutual fund –74,514 shares	$1,047,671
	Thornburg Value Fund Cls I	Mutual fund – 34,419 shares	1,312,735
*	Nationwide S&P 500 Index Fund	Mutual fund – 70,133 shares	858,433
	Oppenheimer Global Fund A	Mutual fund – 14,903 shares	1,081,351
	Oppenheimer Main St Small Cap Fund A	Mutual fund – 39,674 shares	782,377
	Oppenheimer International Growth Fund A	Mutual fund – 36,429 shares	1,132,209
	AIM Dynamics Fund	Mutual fund – 22,474 shares	535,785
	American Funds Growth Fund of America R3	Mutual fund – 47,923 shares	1,606,371
	Goldman Sachs Short Dur Govt Fund A	Mutual fund – 58,810 shares	582,804
	VanKampen Growth and Income Fund A	Mutual fund – 74,112 shares	1,574,877
*	Nationwide Money Market Fund	Money market fund – 628,905 units	698,248
*	First State Bancorporation	Common stock – 298,255 shares	4,145,745
	Neuberger Berman Social Responsibility Trust	Mutual fund – 920 shares	16,925

			$15,375,531

*	Party-in-interest investment.

Information on cost of the investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.